BB 4/11

09040600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENN MONT SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 E. LANCASTER AVENUE
(No. and Street)

PAOLI (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SULLIVAN, BLEAKLEY & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

116 W. BALTIMORE AVENUE (Address) MEDIA (City) PA (State) 19063 (Zip Code)

SEC Mail Processing Section
MAR 11 2009
Washington, DC
100

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph D. Carapico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penn Mont Securities, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph D. Carapico
Signature

General Partner
Title

Notary Public

NOTARIAL SEAL
WILLIAM E JONES JR
Notary Public
WILLISTOWN TWP, CHESTER COUNTY
My Commission Expires Sep 5, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP [70]

ADDRESS

116 W. Baltimore Avenue [71]	Media [72]	PA [73]	19063 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FORM X-17A-5

SEC 1696 (7-78) 3/78

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER Penn Mont Securities [13]	SEC FILE NO. 8-27158 [14] FIRM ID. NO. 23-2189842 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 83 E. Lancaster Avenue [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01-01-08 [24]
Paoli [21] (City) PA [22] (State) 19301 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12-31-08 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Joseph D. Carapico [30]	(Area Code)—Telephone No. (610) 644-3936 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of FEB 2009

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA
WILLIAM A. SPINGLER, JR., CPA

MEMBERS
PENNA. INSTITUTE OF CPAS
AMERICAN INSTITUTE OF CPAS

116 W. BALTIMORE AVENUE
MEDIA, PA 19063

(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 16, 2009

To the Partners of
Penn Mont Securities
Paoli, Pennsylvania

We have audited the accompanying Statement of Financial Condition of Penn Mont Securities as of December 31, 2008 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the month then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Penn Mont Securities as of December 31, 2008 and the results of its operations and its cash flows for the month then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Penn Mont Securities | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-08 [99]

SEC FILE NO. 8-27158 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 7,061,481	200			$ 7,061,481	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,327,984	295				
B. Other		300	$	550	1,327,984	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	68,398	420				
D. Other securities	19,799,028	424				
E. Spot commodities		430			19,867,426	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]		470		640		890
7. Secured demand notes: market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 28,256,891	540	$	740	$ 28,256,891	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Penn Mont Securities as of 12-31-08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		2,770,577 [1360]	2,770,577 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,185,026 [1205]	[1385]	1,185,026 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,185,026 [1230]	$ 2,770,577 [1450]	$ 3,955,603 [1760]

Ownership Equity

	Total
21. Sole proprietorship	$ [1770]
22. Partnership (limited partners $ [1020])	24,301,288 [1780]
23. Corporation:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	[1795]
F. Less capital stock in treasury	( ) [1796]
24. TOTAL OWNERSHIP EQUITY	$ 24,301,288 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 28,256,891 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Penn Mont Securities as of 12-31-08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 24,301,288	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			24,301,288	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 24,301,288	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 24,301,288	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,711,847	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(1,711,847)	3740
10. Net Capital			$ 22,589,441	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENN MONT SECURITIES **as of** 12-31-08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 79,002	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 22,489,441	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 22,470,938	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,185,026	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1,185,026	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 5.25	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N	3760
25.	Excess net capital (line 10 less 24)	$ /	3910
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000	$ A	3920
	B. 7% of combined aggregate debit items or $120,000	$	3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENN MONT SECURITIES

For the period (MMDDYY) from 01-01-08 [3932] to 12-31-08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		684,097	3949
c. Total gain (loss)		684,097	3950
3. Gains or losses on firm securities investment accounts		(2,482,697)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		891,541	3995
9. Total revenue	$	(907,059)	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$		4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		175,939	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses			4195
15. Other expenses		371,201	4100
16. Total expenses	$	547,140	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(1,454,199)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(1,454,199)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(332,337)	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENN MONT SECURITIES

For the period (MMDDYY) from 01-01-08 to 12-31-08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 13,798,604	4240
A. Net income (loss)			(1,454,199)	4250
B. Additions (Includes non-conforming capital of	$	4262)	13,134,359	4260
C. Deductions (Includes non-conforming capital of	$	4272)	1,177,476	4270
2. Balance, end of period (From item 1800)			$ 24,301,288	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENN MONT SECURITIES **as of** 12-31-08

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ - [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

PENN MONT SECURITIES
INCOME AND EXPENSE RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2008

Net Income (Loss) as Reported on Company's Unaudited Part II - FOCUS Report	(1,653,436)
Add: Reclassification of Payments to Partners	199,237
Net Income (Loss) Per Audited Report	(1,454,199)

PENN MONT SECURITIES
NET CAPITAL RECONCILIATIONS
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2008

Net Capital as Reported on Company's Unaudited Part II - FOCUS Report	24,301,288
Net Capital Per Audited Report	24,301,288

PENN MONT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE MONTH ENDED DECEMBER 31, 2008

Operating Activities:		
Net Income (Loss)	(1,454,199)	
Increase in Receivables	(853,025)	
Increase in Market Value of Securities Owned	(3,081,100)	
Increase in Accounts Payable	193,339	
Decrease in Exchange Seat	6,000	
Net Cash Used in Operating Activities		(5,188,985)
Financing Activities:		
Partners' Contributions	13,134,359	
Partners' Withdrawals	(1,177,476)	
Net Cash Provided by Financing Activities		11,956,883
Increase in Cash and Cash Equivalents		6,767,898
Cash and Cash Equivalents at Beginning of Period		293,583
Cash and Cash Equivalents at End of Period		7,061,481

NOTES TO FINANCIAL STATEMENTS
PENN MONT SECURITIES
DECEMBER 31, 2008

ACCOUNTING METHOD:

The accrual method of accounting is used with exception of management fee income which is consistently accounted for on a cash basis. For cash flow purposes, only the checking account balances are considered as cash and cash equivalents.

INVESTMENTS:

Investments are stated at market value, with unrealized gain or loss recognized in income.

INCOME TAXES:

The Company is a partnership. Therefore, all federal and Pennsylvania income taxes and applicable credits flow through to the partners.

SAFEGUARDING PROCEDURES:

The Company does not carry customer accounts or handle securities and, therefore, there were no safeguarding procedures to review.

MATERIAL INADEQUACIES:

No material inadequacies were found to exist at December 31, 2008, nor to have existed during the year ended December 31, 2008.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I **INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURUSANT TO RULE 17a-5**

* * * * *

PENN MONT SECURITIES

Name of Respondent

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5 SCHEDULE I

GENERAL INSTRUCTIONS

NOTE TO RESPONDENTS: Schedule I of Form X-17A-5 is a calendar year unconsolidated report to be filed by all registrants either as a supplement to the regular fourth quarter Part II of Form X-17A-5 within seventeen business days of the end of the third quarter.

Brokers or dealers which are exempt from the filing requirements of paragraphs (a)(iii) of Section 240.17a-5 are to submit, no later than 17 business days after the close of the calendar year, an annual report consisting of the Facing Page, balance sheet, and Revenue Expense Statement from Part IIA of Form and Schedule I of Form X-17A-5.

Schedule I requires the reporting of general information designed to measure certain economic and financial characteristics of the registrant.

SPECIFIC INSTRUCTIONS

4 – The term "national securities exchange(s)" shall mean any exchange(s) registered under Section 6 of the Securities Exchange Act of 1934.

9a & b – "Equity security" shall mean any stock or similar security, or any security convertible with or without consideration, into such a security or carrying any warrant or right to subscribe to or purchase such a security.

The term "public customer" shall mean any person from whom or on whose behalf a broker or dealer has received or acquired or holds funds or securities for the account of such person, but shall not include a broker or dealer, or a general, special or limited partner or director or officer of the broker or dealer, or any person to the extent that such person has a claim for property or funds which by contract, agreement or understanding, or by operation of law is part of the capital of the broker or dealer or is subordinated to the claims of creditors of the broker or dealer Omnibus accounts carried for other brokers or dealers shall not be included in the count of public customer accounts (Item 9a) but shall be included under Item 9b.

Only active public customer accounts will be included in the public customer account total. For an accountant to be considered "active" it must have a non-zero cash or securities balance at the end of the reporting period. Omnibus accounts carried for other brokers at the end of the reporting period are to be included in Omnibus account total.

11 – Indicate with "1" the methods by which respondent clears its public customer accounts. If respondent has no customers, as defined in 9a and 9b above, respondent is to place a "1" in the "not applicable" box. If respondent principally clears its public customer transactions through other than a broker-dealer, place a "1" in the "other" box.

12 – Exchange membership is to include associate and limited memberships as well as regular memberships. See Item 4 description for definition of "exchange."

13a & b – Report only full time (full time is defined as anyone who works 40 hours or more per week for respondent) personnel employed by respondent as of the last business day of the year. A full time registered representative is any person who works a minimum of 30 hours per week and spends a minimum of 50 percent of his time engaged in effecting transactions with public customers on behalf of the respondent. The number of employees and registered representatives is "as of " the last business day of the year.

16a & b – These items are to be completed only by carrying or clearing firms required to file Part II of Form X-17A-5. Report the total number of public customer transactions executed on a national securities exchange. If basis of count is an actual count, place a "1" in "actual" box. If statistical method is used, place a "1" in "estimate" box.

A transaction is defined as an executed trade which results in a customer trade confirmation. Therefore, the count of transactions should be taken from the customer side and should not include confirmation corrections. For count purposes, several executions at the same price, which result in one confirmation, should be counted as one transaction.

For investment company securities transactions in which cash or securities are handled by respondent (exclude transactions by others, such as voluntary or period payment plans), a count of trade confirmations should be used to obtain the transaction count. The street and customer side are counted as one transaction. For underwriting transactions, the takedown should be counted as one transaction and the ultimate sale to customers should be counted based on customers' confirmations (e.g., an underwriting of 2,000 shares is ultimately sold to five customers-takedown of 2,000 shares counts as one trade and the sale to five customers counts as five trades.) For commodity transactions, purchase or sale of contracts are to be counted as one transaction and each subsequent closeout is to be counted as one transaction [e.g., five contracts of a commodity purchased in one trade (same price and on the same day) is one transaction, subsequent sale is five separate contracts (different day or price for each is five additional transactions)]. Do not include clearing house side in count.

For option transactions, the purchase of an option contract represents a transaction.

For commercial paper transactions, both the purchase and sale should be counted as separate transactions. Count may be taken from confirmation or acknowledgement tickets. Items which are not strictly principal trades, such as private placement sales should be included. Repurchase agreement sales and returns should also be included in count.

Corrections shall be excluded from the transaction count. However, an error transaction, that is a transaction where the wrong security was purchased and the correct security must later be purchased, is not considered a correction. For error transactions, the original transaction and the buy and sell from the error account are to be counted as separate transactions.

Firms carrying public customer accounts for other broker-dealers on a fully disclosed basis are to include transactions from those accounts in their number count. *Firms introducing accounts on a fully disclosed basis will report "zero" for these items.*

Although an actual count of transaction is preferred, an estimated count may be generated using the following methodology:

1. Select specific days for which transactions will be counted

    (a) Randomly selecting one of the first 15 working days in the year as the starting date,

    (b) Selecting each 8th working date thereafter throughout the entire year,

    (c) Listing these dates in chronological order. This should result in a list of exactly 30 dates (If more than this number have been selected, randomly discard dates throughout the year until only 30 remain).

19a, b & c- Report whether respondent directly or indirectly controls, is controlled by, or under common control with a U.S. bank. If the answer is "yes" provide the name of the affiliated bank and/or bank holding company, and describe the type of institution. The term "bank" is defined in Section 3(a)(6) of the securities Exchange Act of 1934.

24 – This figure is used to compute fees payable to the Commission under Section 31 of the Securities Exchange Act of 1934 (15 U.S.C § 78ec) for over-the-counter ("OTC") sales of exchange-listed securities. The Commission has exempted some OTC sales of exchange-listed securities for Section 31 transaction fees and Securities Exchange Act Rule 31-1 [CFR §240.31-1] should be consulted in developing the figure to be reported in Item 24 of Schedule I.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5
Report for the Calendar Year 20___ [8004]
of if less than 12 months

Report for the period beginning ___/___/___ (MM DD YY) [8005] and ending ___/___/___ (MM DD YY) [8006]

SEC FILE NUMBER
8- 27158 [8011]

1. NAME OF BROKER DEALER

PENN MONT SECURITIES [8020]

N9 — OFFICIAL USE ONLY — Firm No. MMYY [8021]

2. Name(s) of Broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	[8053]	40	[8057]
NAME:	[8054]		[8058]
NAME:	[8055]		[8059]
NAME:	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1 = Yes 2 = No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange. (enter applicable code: 1 = Yes 2 = No) 1 [8074]

5. Respondent is registered as a specialist on a national securities exchange.
   (a) equity securities .... (enter applicable code: 1 = Yes 2 = No) 1 [8075]
   (b) municipals .... (enter applicable code: 1 = Yes 2 = No) 2 [8076]
   (a) other debt instruments .... (enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts: (enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total numer of public customer accounts:
   (carrying firms filing X-17A-5 Part II only
   (a) Public customer accounts .... [8080]
   (b) Omnibus accounts .... [8081]

10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1 = Yes 2 = No) 2 [8085]

FOCUS REPORT

Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090

If Other please describe:

(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No)

	1	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia	1	8125
(7) Pacific Coast	1	8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees		8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)		8102

14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates respondent was a member		8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT

Schedule I

page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1 = Yes 2 = No) ...	1	8111
18. Number of branch offices operated by respondent ...		8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1 = Yes 2 = No)	2	8130
(b) Name of parent or affiliate ______ 8131		
(c) Type of institution ______ 8132		
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1 = Yes 2 = No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1 = Yes 2 = No)	2	8114
(b) Name of parent ______ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1 = Yes 2 = No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1 = Yes 2 = No)*	2	8117
24. Aggregate Dollar Amount of Non-exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period ...	$	8118

**Required in any Schedule I filed for calendar year 1978 and secceeding years*